

Mail Stop 3561

December 5, 2016

Brian Lukow
President
All for One Media Corp.
236 Sarles Street
Mt. Kisco, NY 10549

> **Re:** **All for One Media Corp.**
> **Registration Statement on Form 10**
> **Filed November 22, 2016**
> **File No. 000-55717**

Dear Mr. Lukow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Plan of Operations, page 11

2. We note your response to our prior comment 6, and we reissue in part. Please discuss each material step and associated cost for producing and distributing the soundtrack and each material step and associated cost related to producing and releasing the motion picture Crazy for the Boys. Additionally please reconcile the amounts provided in the Plan of Operation with your statement on page 12 that "[t]he financing required to execute these steps will be approximately $1,000,000 over the next twelve months of operation."

3. We note your response to our prior comment 6. Please reconcile your statement on page 11 that "All For One Media created and owns over thirty completed master recordings as well as a full length motion picture called 'Crazy For The Boys'" with disclosure on page 11 suggesting that preliminary recordings and full scale production have not yet begun.

Liquidity and Capital Resources, page 11

4. Please discuss each material loan including the $80,000 Convertible Promissory Note dated June 27, 2016, the $85,000.00 Convertible Promissory Note dated August 25, 2916, and the $95,000 Convertible Promissory Note dated October 26, 2016. Please refer to newly filed Exhibits 10.7, 10.8, and 10.9.

Executive Compensation, page 15

5. Please revise this section including the Summary Compensation Table to reflect compensation for the year ended September 30, 2016, including cash and equity compensation paid to Brian Lukow in 2015 pursuant to his compensation agreement. Please refer to newly filed Exhibit 10.2.

Financial Statements

6. Please revise your filing to include updated audited financial statements as required by Rule 8-08 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Callie Tempest Jones, Esq.
       Brunson Chandler & Jones PLLC